Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 o: 650.493.9300 f: 650.493.6811

BRODERICK K. HENRY JR.
Email: bhenry@wsgr.com
Direct dial: (650) 849-3081

March 19, 2025
Laura McKenzie, Esq.
Division of Corporation Finance
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Washington, D.C. 20549

Re: Intevac, Inc.
Schedule 14D-9 filed March 3, 2025
File No. 005-50377
Dear Ms. McKenzie:
On behalf of our client, Intevac, Inc. (“Intevac”), we submit this letter in response to comments from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) received by letter dated March 13, 2025, concerning the Schedule 14D-9 filed by Intevac with the Commission on March 3, 2025 (the “Schedule 14D-9”).
In connection with the submission of this letter, Intevac is filing Amendment No. 2 to the Schedule 14D-9 (the “Amended Schedule 14D-9”). The Amended Schedule 14D-9 reflects revisions made to the Schedule 14D-9 in response to the comments of the Staff and the updating of other information.
In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with Intevac’s response. Unless otherwise noted, the page numbers in the headings below refer to pages in the Schedule 14D-9. Capitalized terms used in this letter but not otherwise defined have the meaning given to them in the Amended Schedule 14D-9.
Schedule 14D-9 filed March 3, 2025

Laura McKenzie, Esq.
March 19, 2025

General
1. Refer to the following disclosures:
•	The penultimate paragraph on page 5 that the summary of the material terms of the Merger Agreement “do[es] not purport to be complete.”
•	The first full paragraph on page 6 that the summary of the Confidentiality Agreement “do[es] not purport to be complete.”
•	The third full paragraph on page 6 that the summary of the Term Sheet “do[es] not purport to be complete.”
•	The third paragraph on page 7 that the summary of the Support Agreements “do[es] not purport to be complete.”
•	The last paragraph on page 36 that the summary of Houlihan Lokey's analyses “is not a complete description of the analyses underlying Houlihan Lokey’s opinion.”

Please revise to remove the implication that these summaries are not complete. While you may include appropriate disclaimers concerning the nature of a summary generally, it must be complete in describing all material analyses or terms.

Intevac has revised the disclosures in the Amended Schedule 14D-9 to remove the implication that these summaries are not complete.

Item 3. Past Contacts, Transactions, Negotiations and Agreements, page 5
2.
We note that certain Company Options, Company RSUs, and Company PRSUs are subject to the Support Agreements but excluded from the percentage of outstanding Shares held by the Supporting Stockholders. Please disclose whether any such securities subject to the Support Agreements are or will become exercisable prior to the Merger and any impact of such exercise on the percentage of outstanding Shares held by the Supporting Stockholders.

Intevac has revised the disclosure in the Amended Schedule 14D-9 to provide that none of the Company Options that are subject to the Support Agreements were exercisable as of February 27, 2025, and none of the Company Options, Company RSUs, and Company PRSUs that are, in each case, subject to the Support Agreements may become exercisable or may vest and be settled, as applicable, prior to the Merger.

Laura McKenzie, Esq.
March 19, 2025

3.
In your discussion of the treatment of equity awards beginning on page 8, you reference “equitable adjustments” that may be made to Company Options, Company RSUs, Company PRSUs, and the Company ESPP “in order to account for the payment of the Special Dividend.” Please revise to describe these adjustments.

Intevac has revised the disclosure in the Amended Schedule 14D-9 to describe the payment of the Special Dividend made to holders of Company Options, Company RSUs and Company PRSUs. The payment is the equitable adjustment.

Item 4. The Solicitation or Recommendation - Background of the Offer and the Merger, page 17
4.
We note your disclosure on page 21 regarding “a financial presentation developed by Intevac that supported a valuation, on a pro forma basis assuming Intevac is owned by Seagate, in excess of $15.00 per Share.” Given the significant difference between this figure and the Offer Consideration, disclose how, if at all, this valuation was considered in the Intevac Board's recommendation that Intevac's stockholders accept the Offer.

Intevac has revised the disclosure in the Amended Schedule 14D-9 to provide that the financial presentation was based on a variety of assumptions made by Intevac management to illustrate potential value accretion to Seagate based on those assumptions of an acquisition of Intevac. This presentation was not intended to represent the prospective long-term value of Intevac as an independent company but rather was intended to illustrate, for the information of the Intevac Board and for discussion with Seagate, the value of Intevac if it were to become part of Seagate.

* * *

Laura McKenzie, Esq.
March 19, 2025

If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact me at the number or email above.

Sincerely,
WILSON SONSINI GOODRICH & ROSATI Professional Corporation
/s/ Broderick K. Henry Jr.
Broderick K. Henry Jr.

cc:     Nigel Hunton, Intevac, Inc.